UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neiman Marcus Group LTD LLC
File No. 333-133184-12 - CF#36058

       Neiman Marcus Group LTD LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on March 9, 2018.

       Based on representations by Neiman Marcus Group LTD LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.5   through October 30, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                     Brent J. Fields
                     Secretary